Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	Law Offices ARNSTEIN & LEHR LLP 200 East Las Olas Boulevard Suite 1700 Ft. Lauderdale, Florida 33301-2240 (954) 713-7600 Fax (954) 713-7700 www.arnstein.com Founded 1893

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December 22, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549
Attention:  Lisa Vanjoske

Re:      Bellacasa Productions, Inc.
           Preliminary Information Statement on Schedule 14C
           File No. 0-49707
           Aquamer, Inc.
           Form 10-SB
           Filed November 20, 2006
           File No. 0-52327

Dear Ms. Vanjoske:

           On behalf of Bellacasa Productions, Inc. and Aquamer, Inc. (collectively, the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 4, 2006.  The responses below correspond numerically to the Comment Letter.

           Preliminary Information Statement on Schedule 14C

           Comment 1.        Prior to mailing, please file a revised preliminary information statement to:

·  update the financial statements and pro forma financial information of Bellacasa Productions, Inc. as required by Item 310(g) of Regulation S-B; and to
·  include the audited annual and unaudited interim financial statements of Aquamer, Inc. for the same periods as those of Bellacasa Productions, Inc.

           The Company has revised the information statement to update the financial statements and pro forma financial information as required by Item 310(g) of Regulation S-B.   The information statement has been further revised to include the audited annual and unaudited interim financial statements of Aquamer, Inc.

Form 10

           Comment 2.        Please amend the Form 10-SB to include audited annual and unaudited interim financial statements of Aquamer, the registrant, as specified by Item 310(a) and (b) of Regulation S-B. Please refer to Item 310(g) of Regulation S-B for the age of financial statement requirements. If you are unable to provide these financial statements and file an amendment via EDGAR prior to the date that the Registration Statement will become effective by operation of law on January 9, 2006, please consider withdrawing the Form 10-SB prior to effectiveness and filing a new Form 10-SB when you can provide the required financial statements.

           The Company has amended the Form 10-SB registration statement to include the audited annual and unaudited interim financial statements of Aquamer, Inc.

           If the Staff has any questions or comments relating to the responses herein or any additional questions or comments, please do not hesitate contacting the undersigned.

Sincerely,

Brian A. Pearlman

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Bellacasa Productions, Inc.
68 Philips Beach Avenue
Swampscott, MA 01907

December 22, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549
Attention:  Lisa Vanjoske

Re:      Bellacasa Productions, Inc.
           Preliminary Information Statement on Schedule 14C
           File No. 0-49707
           Aquamer, Inc.
           Form 10-SB
           Filed November 20, 2006
           File No. 0-52327

Dear Staff:

           In connection with responding to the Staff comment letter dated December 4, 2006, the company acknowledges that:

           ·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
           ·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
           ·  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marshall Sterman
Chief Executive Officer